FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934




For the month of June 2004
Commission File Number 333-7182-01

                                   CEZ, a. s.

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                 (Translation of registrant's name into English)

                                c/o Duhova 2/1444
                                 140 53 Prague 4
                                 Czech Republic

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                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                       Form 20-F    X       Form 40-F
                                   ---                   ---

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                              Yes         No   X
                                   ---        ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

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The following information was filed by CEZ, a. s. in Czech language with the
Prague Stock Exchange as required by its rules and regulations:


                  CEZ Shareholders with more then 3% of shares


Based on the excerpt from the CEZ a. s. Shareholder Register as of June 11, 2004, the only shareholder owning more then 3% of shares is the National Property Fund of the Czech Republic. Its shares are in the volume of 67.612 % of the registered capital.



                  Results of the General Meeting of CEZ, a. s.,
                              held on June 17, 2004


1. Opening, election of the Chairman of the General Meeting, minutes clerk, scrutineers, and verifying clerks.

The General Meeting elected its Chairman, minutes clerk, verifying clerks, and scrutineers pursuant to the submitted proposal.


2. Resolution on changes to the Articles of Association of the Company

The General Meeting approved the changes to the Articles of Association pursuant to the proposal submitted by the Board of Directors.


3. Report on business activities of the Company and its assets for year 2003

The General Meeting acknowledged a report on business activities of the Company and the situation related to its assets.


4. Resolution on policy of the business activities

The General Meeting, pursuant to clause 13 (1) (s) of the Articles of Association of CEZ, a. s., approved the Business Activity Policy as submitted by the Board of Directors.

5. Investment intentions of the Company

The General Meeting acknowledged the Company information on investment intentions.

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7. Approval of the Financial Statement for the year 2003

The General Meeting of CEZ, a. s., approved the financial statement of CEZ, a. s., for the year 2003, and a consolidated financial statement of the CEZ Group for the year 2003.


8. Resolution on distribution of profit, including the resolution on payment of dividends and royalties

The General Meeting of CEZ, a. s. approved the distribution of the profit generated in 2003 in the form stipulated by the Board of Directors of the Company.

1. Profit after tax                                        CZK 13,931,028,252.12

2. Compulsory contribution to the reserve fund                CZK 696,551,000.00
   (5 % from the profit after tax)

3. Contribution to the social fund                             CZK 80,000,000.00
   (approx. 0.6 % from profit after tax)

4. Contribution to the bonus fund                              CZK 50,000,000.00
   (approx. 0.4 % from the profit after tax)

5. Payment of dividends to Company's shareholders           CZK 4,737,686,744.00
   (approx. 34 % from the profit after tax)

6. Royalties of Board of Directors and Supervisory Board       CZK 15,900,000.00

7. Balance of profit after deduction of items 2 to 6.       CZK 8,350,890,508.12


The cash flow generated by the operation was CZK 25.4 billion in the year 2003, with the expenses on the investment activities of CZK 19.6 billion. The long-term obligations and short-term loans were lowered by CZK 4.1 billion. The Company has once again continued the trend of generation of financial resources, and in that regard a shareholders' dividend will be paid in the amount of CZK
8.00 per share (gross).

The legal entity shareholders, administrators, and private entity shareholders that are not residents of the Czech or Slovak Republic and are not represented by the administrator, will have their dividends paid to their account opened in a financial institution having its seat or branch office in the Czech Republic. Such shareholders will have their dividends paid to their account upon a written request delivered to Ceska sporitelna, a.s., with an officially certified signature, stating the account number, and the relevant bank where such account is maintained.

Private entity shareholders or their representatives that are residents of the Czech Republic will have their dividends paid in cash at any branch office of Ceska sporitelna, a.s., in the Czech Republic, or upon a written request delivered to Ceska sporitelna, a.s., may have them transferred to their accounts maintained by a bank within the Czech Republic. The representatives of shareholders will have their dividends paid upon submission of their ID card and a Power of Attorney signed by the shareholder. The validity of such shareholder's signature on such Power of Attorney or shareholder's request for credit transfer of dividends has to be officially certified if the overall amount of the dividend paid to such shareholder exceeds the amount CZK 500.

Private entity shareholders that are residents of the Slovak Republic for the period of August 1, 2004 to December 31, 2004 will have their dividends paid via a stipulated financial institution having its seat within the territory of the Slovak Republic, which shall be OTP

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Banka Slovensko, a.s. From January 1, 2005 the private entity shareholders or their representatives with a residence in the Slovak Republic will have their dividends paid at any branch office of Ceska sporitelna, a.s. in the Czech Republic, or upon a written request delivered to Ceska sporitelna, a.s., may have them transferred to their bank accounts maintained by a bank within the Czech Republic. The Shareholders' representatives will have their dividends paid upon submission of their ID card and the Power of Attorney with the shareholder's signature. The validity of such shareholder's signature on such Power of Attorney or shareholder's request for credit transfer of dividends has to be officially certified if the overall amount of the dividend paid to such shareholder exceeds the amount CZK 500.

The dividends are due from August 1, 2004, and are payable, without undue delay, to the account of such stipulated financial institution after Ceska sporitelna, a.s. or OTP Banka Slovensko, a.s. have received such request of the shareholder pursuant to the aforementioned sections of this resolution.

The remaining profit of 2003 in the amount of CZK 8,350,890,508.12 shall not be distributed and will be left on the account called "Non-distributed profit from previous years."


9. Decision over the volume of the funds to provide sponsoring

The General Meeting approved funds for sponsoring in the amount of CZK 87.03 million for the period between the regular General Meeting in 2004 and the General Meeting in 2005. The Foundation Duhova energie (Rainbow Energy) will receive CZK 50 million from the allocated funds, while CZK 9.7 million in the year 2004 will be divided among the local municipalities in the area of JE Temelin as a form of support related to the construction of a storage facility for used fuel, and CZK 27.33 million will be an in-kind gift in a form of the unused assets of the Company.

The General Meeting also recommends respecting the distribution of the funds based on consent of the mayors of the local municipalities when concerning any future decision over sponsorship related to construction and operation of the storage in the area of ETE.


10. Decision over changes in Supervisory Board of the Company

The General Meeting of CEZ, a. s., removed RNDr. Jaroslav Kosut, CSc., MBA from the Supervisory Board.

The General Meeting of CEZ, a. s., elected Ing. Pavel Safarik as a new member of the Supervisory Board.


11. Decision on changes to the Company option program

The General Meeting approved the following changes to the option program held on June 19, 2001, and its amendments made by the resolutions of the General Meetings on February 24, 2003 and June 17, 2003.

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     a)   The Company provides the selected managers, members of the Board, and the members of the Supervisory Board with share options in the amount not exceeding 7 million pieces of its own common shares.

     b) The Company can purchase the maximum of 5 million pieces of its own common shares until the next General Meeting, with the period not exceeding 18 months.

     c) The Company can purchase its own common shares for the lowest possible price of CZK 50 (to wit: fifty Czech crowns) per share.

     d) The Company can purchase its own common shares for the highest possible price of CZK 450 (to wit: four hundred fifty Czech crowns) per share.


The General Meeting has approved the master option agreements for the members of the Supervisory Board.


12. Approval and changes to performance of members of the Supervisory Board

The General Meeting has approved the agreements on performance concluded between the Company and the members of the Supervisory Board.

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                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                              CEZ, a. s.

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                                             (Registrant)

Date:  June 18, 2004

                                       By:  /s/ Libuse Latalova
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                                            Libuse Latalova
                                      Head of Finance Administration